Exhibit 21.1
Significant Subsidiaries of Sands China Ltd.

The following is a list of significant subsidiaries of Sands China Ltd., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of June 30, 2021.

Legal Name	Jurisdiction of incorporation
Venetian Cotai Limited	Macao
Venetian Macau Limited	Macao
Venetian Orient Limited	Macao
Venetian Venture Development Intermediate Limited	Cayman Islands